BRF S.A.

A Publicly Traded Company
CNPJ n° 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF S.A. ANNOUNCES COMMENCEMENT BY BFF INTERNATIONAL LIMITED
AND BRF S.A. OF CASH TENDER OFFERS FOR ANY AND ALL OUTSTANDING
7.250% SENIOR NOTES DUE 2020 ISSUED BY BFF INTERNATIONAL LIMITED,
UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY BRF S.A., AND
5.875% SENIOR NOTES DUE 2022 ISSUED BY BRF S.A.

São Paulo, September 7, 2016 – BRF S.A. (“BRF”) and its subsidiary BFF INTERNATIONAL LIMITED (“BFF”) today announced the commencement of (i) an offer by BFF to purchase for cash (the “2020 Notes Tender Offer”) any and all outstanding 7.250% Senior Notes due 2020 (the “2020 Notes”) issued by BFF, and (ii) an offer by BRF to purchase for cash (the “2022 Notes Tender Offer” and together with the 2020 Notes Tender Offer, the “Tender Offers”) any and all outstanding 5.875% Senior Notes due 2022 (together with the 2020 Notes, the “Notes”) issued by BRF. The Tender Offers are being made pursuant to the offer to purchase dated September 7, 2016 (the “Offer to Purchase”) and the related letter of transmittal and notice of guaranteed delivery (together with the Offer to Purchase, the “Offer Documents”).

The table below summarizes certain payment terms for each series of Notes:

Notes	CUSIP Number(s)	ISIN Number(s)	Principal Amount Outstanding	Applicable Purchase Price(1)
7.250% Senior Notes due 2020	05540KAA9/ G3400TAA7	US05540KAA97/ USG3400TAA72	U.S.$118,283,000	U.S.$1,127.50
5.875% Senior Notes due 2022	10552TAA5/ P1905CAA8	US10552TAA51/ USP1905CAA82	U.S.$172,870,000	U.S.$1,105.00

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(1)   Per U.S.$1,000 principal amount of applicable Notes, validly tendered and accepted for purchase, plus any accrued and unpaid interest.

The Tender Offers will expire at 12:00 p.m. New York City time, on September 14, 2016, unless extended, terminated early or withdrawn (such date and time, including as extended or earlier terminated, the “Expiration Time”). Holders of Notes must validly tender and not validly withdraw their Notes at or prior to the Expiration Time in order to be eligible to receive the applicable Purchase Price (as defined below) for such Notes. Tendered Notes may be validly withdrawn at any time at or prior to the Expiration Time but not thereafter.

Our obligation to purchase Notes in any of the Tender Offers is conditioned on the satisfaction or waiver of certain conditions described in the Offer Documents. We have the right, in our sole discretion, to amend or terminate any of the Tender Offers at any time.

The information agent and tender agent for the Tender Offers is D.F. King & Co., Inc. To contact the information agent and tender agent, banks and brokers may call +1-212-269-5550, and others may call U.S. toll-free: 1-888-605-1958 or email brf@dfking.com. Additional contact information is set forth below.

By Mail, Hand or Overnight Courier: 48 Wall Street 22nd Floor New York, NY 10005 USA Attention: Peter Aymar	By Facsimile Transmission: (for eligible institutions only) +1 212-709-3328 Attention: Peter Aymar Confirmation by Telephone +1 212-232-3235

Copies of each of the Offer Documents are available at the following web address: www.dfking.com/brf.

Any questions or requests for assistance or for additional copies of this notice may be directed to the dealer managers at their respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers.

The dealer managers for the Tender Offers are:

BNP Paribas Securities Corp. 787 Seventh Avenue New York, New York 10019 Attention: Liability Management Group Telecopy No.: (917) 472-4745 Telephone No.: (212) 841-3059	BTG Pactual US Capital, LLC 601 Lexington Av, 57th Floor New York, New York 10022 Attention: DCM Group Collect: +1 (212) 293-4600	HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018 Attn: Global Liability Management Group Toll free: (888) HSBC-4LM Collect: +1 (212) 525 5552

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offers are made only by and pursuant to the terms of the Offer Documents, and the information in this notice is qualified by reference to the Offer to Purchase and the related Letter of Transmittal and Notice of Guarantee. None of BRF, BFF, the dealer managers or the Information Agent and Tender Agent makes any recommendation as to whether Holders should tender their Notes pursuant to the Tender Offers.

* * *

José Alexandre Carneiro Borges

Chief Financial Officer and Investor Relations Officer
BRF S.A.